UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information to be included in Statements filed pursuant to Rules

13d-1(b), (c) and (d) and amendments thereto filed pursuant to

Rule 13d-2(b)

(Amendment No.     )

PAREXEL International Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

US6994621075

(ISIN Number)

December 30, 2016

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ISIN NO: US6994621075

1.	Names of Reporting Persons UBS Group AG directly and on behalf of certain subsidiaries
2.	Check the Appropriate Box if a Member of a Group a ☐ b ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,181,648
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,182,376
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,182,376
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 5.97%
12.	Type of Reporting Person BK

ISIN NO: US6994621075

Item 1(a)	Name of Issuer PAREXEL International Inc

Item 1(b)	Address of Issuer’s Principal Executive Offices: 195 West St. Waltham, MA 02451

Item 2(a)	Name of Person Filing: UBS Group AG

Item 2(b)	Address of Principal Business Office: UBS Group AG Bahnhofstrasse 45 PO Box CH-8021 Zurich, Switzerland

Item 2(c)	Citizenship or Place of Organization: Switzerland

Item 2(d)	Title of Class of Securities Common Stock

Item 2(e)	ISIN Number(s): US6994621075

Item 3.

Type of Person Filing:

UBS Group AG is classified as a Bank as defined in section 3(a)(6) of the Securities Act of 1933 pursuant to no-action relief granted by the staff of the Securities and Exchange Commission.

Item 4 (a)-(c)(iv).	Ownership: Items 5-11 of the cover page are incorporated by reference.

ISIN NO: US6994621075

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7.

Identification and Classification of the Subsidiary That Acquired the Security Being Reported on By the Parent Holding Company:

This statement on Schedule 13G is being filed by UBS Group AG on behalf of itself and its wholly owned subsidiaries UBS AG London Branch, UBS AG New York (299 Park Avenue) Branch, UBS Bank (Canada), UBS Financial Services Inc. and UBS Securities LLC.

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9	Notice of Dissolution of Group: Not Applicable

Item 10.

Certification:

By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

ISIN NO: US6994621075

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Patricia Arce
Associate Director, UBS Group AG

By:	/s/ Nemanja Pantic
Director, UBS Group AG

Date: February 7, 2017